UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

Analog Devices, Inc.

(Exact name of registrant as specified in its charter)

Massachusetts	04-2348234
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

One Technology Way, Norwood, MA	02062-9106
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common Stock, $0.16 2/3 par value per share	The NASDAQ Stock Market LLC

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☐

Securities Act registration statement file number to which this form relates: Not applicable

Securities to be registered pursuant to Section 12(g) of the Act: None

EXPLANATORY NOTE

This Registration Statement on Form 8-A is being filed by Analog Devices, Inc., a Massachusetts corporation (“we,” “us,” “our” or the “Company”), in connection with the registration of its common stock, $0.16 2/3 par value per share (the “Common Stock”) under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the transfer of the listing of the Common Stock from the New York Stock Exchange to the NASDAQ Global Select Market.

Item 1. Description of Registrant’s Securities to be Registered.

Our authorized capital stock consists of 1,200,000,000 shares of Common Stock, and 471,934 shares of preferred stock, $1.00 par value per share. The description of the Common Stock set forth below is subject to, and qualified in its entirety by reference to, our Restated Articles of Organization, as amended (the “Restated Articles of Organization”), our Amended and Restated By-laws (the “By-laws”) and applicable provisions of Massachusetts corporate law.

Common Stock

Holders of Common Stock are entitled to one vote for each share held on all matters submitted to a vote of shareholders and do not have cumulative voting rights. Holders of Common Stock are entitled to receive ratably any dividends as may be declared by our board of directors out of funds legally available therefor, subject to any preferential dividend rights of outstanding preferred stock.

In the event of our liquidation, dissolution or winding up, the holders of Common Stock are entitled to receive ratably in our net assets available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of Common Stock have no preemptive, subscription, redemption or conversion rights. The rights, preferences and privileges of holders of Common Stock are subject to and may be adversely affected by the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

We do not have a classified board of directors. All of our directors are elected annually. The number of directors comprising our board of directors is fixed from time to time by the board of directors.

Provisions of Our Restated Articles of Organization and Bylaws and Massachusetts Law That May Have Anti-Takeover Effects

Removal of Directors by Shareholders. The By-laws provide that members of our board of directors may be removed (a) with or without cause by a vote of the majority of the shareholders entitled to vote in the election of directors or (b) for cause by a vote of a majority of the directors then in office.

Advance Notice Requirements for Shareholder Proposals and Director Nominations. The By-laws provide that nominations for election to our board of directors may be made either by our board of directors or by a shareholder who complies with specified notice provisions. The By-laws contain similar advance notice provisions for shareholder proposals for action at shareholder meetings.

Special Meeting of Shareholders. The By-laws impose restrictions and limitations on the ability of shareholders to call special meetings of shareholders. Requests for shareholder meetings must be made by shareholders holding at least 80%, or such lesser percentage as shall constitute the maximum percentage permitted by law for this purpose, of votes entitled to be cast at the meeting.

Action by Consent of Shareholders. The By-laws provide that any action to be taken by shareholders may be taken without a meeting if action is taken by all shareholders entitled to vote on the action in writing by written consent.

Business Combinations with Interested Shareholders. The Massachusetts General Laws contain anti-takeover provisions regarding, among other things, business combinations with an affiliated shareholder. In general, the Massachusetts General Laws prevent a publicly held Massachusetts corporation from engaging in a business combination, as defined in the Massachusetts General Laws, with an interested shareholder for a period of three years after the date of the transaction in which the person became an interested shareholder, unless:

•

before the date on which the person became an interested shareholder, the board of directors of the corporation approved either the business combination or the transaction in which the person became an interested shareholder;

•	the interested shareholder acquires 90% of the outstanding voting stock of the corporation at the time it becomes an interested shareholder; or

•

the business combination is approved by the board of directors and the holders of two-thirds of the outstanding voting stock of the corporation voting at a meeting, excluding the voting stock owned by the interested shareholder.

An interested shareholder is generally a person owning more than 5% of the outstanding voting stock of the corporation. A business combination includes mergers, consolidations, stock and asset sales and other transactions with the interested shareholder that result in a financial benefit to the interested shareholder.

Control Share Acquisitions. We have elected to opt out of the control share acquisitions provisions of the Massachusetts General Laws. We could, however, opt into these control share acquisitions provisions at any time by amending the By-laws.

In general, the control share acquisitions provisions of the Massachusetts General Laws provide that any person, including his, her or its affiliates, who acquires shares of a corporation that are subject to the control share acquisitions statute and whose shares represent one-fifth or more, one-third or more, or a majority or more of the voting power of the corporation in the election of directors cannot exercise any voting power with respect to those shares, or any shares acquired by the person within 90 days before or after an acquisition of this nature, unless these voting rights are authorized by the shareholders of the corporation.

The authorization of voting rights requires the affirmative vote of the holders of a majority of the outstanding voting shares, excluding shares owned by:

•	the person making an acquisition of this nature;

•	any officer of the corporation; and

•	any employee who is also a director of the corporation.

There are several other types of share acquisitions that are not subject to these provisions of the Massachusetts General Laws, including acquisitions of shares under a tender offer, merger or consolidation which is made in connection with an agreement to which the corporation is a party and acquisitions of shares directly from the corporation or a wholly owned subsidiary of the corporation.

Item 2. Exhibits.

Exhibit No.	Description

3.1	Restated Articles of Organization of Analog Devices, Inc., as amended (incorporated herein by reference to Exhibit 3.1 to Analog Devices, Inc.’s Quarterly Report on Form 10-Q for the fiscal quarter ended May 3, 2008 filed on May 20, 2008)

3.2	Amendment to Restated Articles of Organization of Analog Devices, Inc. (incorporated herein by reference to Exhibit 3.1 to Analog Devices, Inc.’s Current Report on Form 8-K filed on December 8, 2008)

3.3	Amended and Restated By-Laws of Analog Devices, Inc. (incorporated herein by reference to Exhibit 3.1 to Analog Devices, Inc.’s Current Report on Form 8-K filed on January 28, 2010)

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

ANALOG DEVICES, INC.

Date: March 21, 2012	By:	/s/ David A. Zinsner
Name: David A. Zinsner
Title: Vice President, Finance and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

3.1	Restated Articles of Organization of Analog Devices, Inc., as amended (incorporated herein by reference to Exhibit 3.1 to Analog Devices, Inc.’s Quarterly Report on Form 10-Q for the fiscal quarter ended May 3, 2008 filed on May 20, 2008)

3.2	Amendment to Restated Articles of Organization of Analog Devices, Inc. (incorporated herein by reference to Exhibit 3.1 to Analog Devices, Inc.’s Current Report on Form 8-K filed on December 8, 2008)

3.3	Amended and Restated By-Laws of Analog Devices, Inc. (incorporated herein by reference to Exhibit 3.1 to Analog Devices, Inc.’s Current Report on Form 8-K filed on January 28, 2010)